 July 2, 2010

By EDGAR Transmission

Jim B. Rosenberg
Senior Assistant Chief, Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:	China Biologic Products, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 001-34566

Dear Mr. Rosenberg:

          On behalf of China Biologic Products, Inc. (the “Company”), we hereby submit this response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated June 10, 2010, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), along with Amendment No. 1 to the Form 10-K (the “Amendment”).

          We understand and agree that:

          a.           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          b.           the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          c.           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Division of Corporation Finance
July 2, 2010

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Securities Authorized for Issuance Under Equity Compensation Plans, page 35

1.

The disclosure in your tables on pages 35 and 59 in response to Item 201(d) of Regulation S-K are not consistent. Please advise us which table is accurate and confirm that you will revise your disclosure to be consistent in future filings.

Response: We note your comment and will revise our disclosure in our tables on pages 35 and 59 of the Amendment, to consistently reflect, as follows, our disclosure in the table on page 59, which is the accurate response to Item 201(d) of Regulation S-K.

The following table includes the information as of the end of 2009 for each category of our equity compensation plan:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	-	-	-
Equity compensation plans not approved by security holders (1)	910,000	$4.00	4,002,500
Total	910,000		4,002,500

(1)

Effective May 9, 2008, our board of directors adopted the 2008 Plan. The 2008 Plan provides for grants of stock options, stock appreciation rights, performance units, restricted stock, restricted stock units and performance shares. A total of five million (5,000,000) shares of our common stock may be issued pursuant to the 2008 Plan. The exercise price per share for the shares to be issued pursuant to an exercise of a stock option will be no less than the fair market value per share on the grant date, except that, in the case of an incentive stock option granted to a person who holds more than 10% of the total combined voting power of all classes of our stock or any of our subsidiaries, the exercise price will be no less than 110% of the fair market value per share on the grant date. No more than an aggregate of 500,000 shares (or for awards denominated in cash, the fair market value of 5,000,000 shares on the grant date) may be subject to awards under the 2008 Plan to any individual participant in any one fiscal year. No awards may be granted under the 2008 Plan after May 9, 2018, except that any award granted before then may extend beyond that date.

We will ensure that the disclosure in our tables in future filings are consistent.

Item 10. Directors, Executive Officers and Corporate Governance, page 50

2.

Please revise your disclosure to provide the information required by Item 401(e) of Regulation S-K. This disclosure should include for each director, a brief discussion of the director’s specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications.

Division of Corporation Finance
July 2, 2010

Response: We will revise our disclosure in the Amendment to provide the following information required by Item 401(e) of Regulation S-K:

Director Qualifications

Directors are responsible for overseeing the Company’s business consistent with their fiduciary duty to shareowners. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on the Company’s Board of Directors that are applicable to all Directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each Director. The Board and the Governance and Nominating Committee of the Board consider the qualifications of Directors and Director candidates individually and in the broader context of the Board’s overall composition and the Company’s current and future needs.

Qualifications for All Directors

In its assessment of each potential candidate, including those recommended by shareowners, the Governance and Nominating Committee considers the nominee’s judgment, integrity, experience, independence, understanding of the Company’s business or other related industries and such other factors the Governance and Nominating Committee determines are pertinent in light of the current needs of the Board. The Governance and Nominating Committee also takes into account the ability of a Director to devote the time and effort necessary to fulfill his or her responsibilities to the Company.

The Board and the Governance and Nominating Committee require that each Director be a recognized person of high integrity with a proven record of success in his or her field. Each Director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all Directors, the Board assesses intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of gender, age, cultural background and professional experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of the Company’s current needs and business priorities. The Company is a NASDAQ listed biopharmaceutical company that is principally engaged in the research, development and manufacturing of plasma-based pharmaceutical products in China. Therefore, the Board believes that a diversity of professional experiences in the biopharmaceutical industry, specific knowledge of key geographic growth areas, and knowledge of U.S. capital markets and of U.S. accounting and financial reporting standards should be represented on the Board. In addition, the market in which we compete is characterized by introductions of new products and changes in customer demands and our future success depends upon our ability to keep pace through strong research and development.

Division of Corporation Finance
July 2, 2010

Therefore, the Board believes that academic and professional experience in research and development in the biopharmaceutical industry should also be represented on the Board.

Set forth below is a tabular disclosure summarizing some of the specific qualifications, attributes, skills and experiences of our directors.

Director	Titles	Material Qualifications
Siu Ling Chan	Board Chair	•	co-founder of the Company and Chairwoman of the Company’s subsidiaries, Logic Express and Shandong Taibang, since its 2006
		•	service as a statistician and administrator at Fujian Academy of Social Sciences
•

Ms. Chan’s long-term knowledge of the history and operations of the Company and her background in administration helps to provide strategic guidance to the Board and the management over the years, in its transformation from a small plasma company with annual sales of approximately $4 million at its founding, to $119 million in annual sales in 2009.

Lin Ling Li	Director	•	co-founder of the Company and a director of the Company’s subsidiaries, Shandong Taibang and Logic Express, and Logic Express’ predecessor Up- Wing Investment Ltd since May 2004
		•	prior R&D experience as a technician, and senior management experience in the financing, mortgage and loan industries
		•	Ms. Li contributes long-term knowledge of the Company’s business and operations and her knowledge of PRC financial and real estate markets has provided invaluable guidance to the Company
Sean Shao	Director	•	a U.S. certified accountant, with over 10 years experience as an auditor at Deloitte Touche Tohmatsu and Deloitte Touche Toronto, and led many independent audits of PRC-based companies
		•	served as CFO and assisted in the initial public offering and initial listing of companies on the NYSE and NASDAQ and led the implementation of related corporate governance requirements
		•	serves as an independent director of several NASDAQ-listed companies and one NYSE-listed company
		•	holds a master’s degree in health care administration from the University of California, Los Angeles
		•	Mr. Shao’s experience with U.S. public companies and his knowledge of the U.S. capital markets and of U.S. financial reporting requirements and U.S. GAAP is invaluable to the Company

Division of Corporation Finance
July 2, 2010

Dr. Tong Jun Lin	Director	•	serves as a Professor in the Dalhousie University’s Departments of Microbiology and Immunology, and Pediatrics, since July 2000.
•

engaged in significant research and collaborative research with biotech companies in the field of immunology and the recipient of multiple grants as a principal investigator from competitive national funding agencies and currently focuses his research in the fields of innate and adaptive immunity, immune response to pathogens and allergens, vaccine and drug development.

•

serves as editor and reviewer for many academic journals, such as the Journal of Immunology, and national granting agencies, such as the Canadian Institutes of Health Research, and has published many high-impact research papers in the field of immunology and cell and molecular biology.

•

is a recipient of many academic accolades including an Award of Excellence in Medical Research from Dalhousie University and the recipient of the Canadian Society of Immunology’s prestigious annual Investigator Award for excellence in early stage of research career

		•	Dr. Lin’s academic excellence and his cutting edge industry research provides invaluable guidance and perspective to the Board, especially in the Company’s research and development efforts
Dr. Xiangmin Cui	Director	•	holds a Doctorate in Cancer Biology from Stanford University School of Medicine
		•	Principal of Bay City Capital, a healthcare venture capital fund with $1.6 billion in capital under management and over 85 portfolio companies
		•	led or actively participated in several investments, including Progentech, Ion Torrent Systems, Epizyme, Sunesis Pharmaceuticals, and Presidio Pharmaceuticals.
		•	served as a Director of Strategic Investment Planning, at Southern Research Institute, a premier institution known for the discovery and development of six anti- cancer drugs;
		•	serves as a board director of Progentech and a board observer of Ion Torrent Systems
		•	co-founder and former executive of Hucon Biopharmaceuticals, Pan Pacific Pharmaceuticals, and CNetwork, a non-profit organization of over 5000 Chinese professionals in Silicon Valley
		•	Dr. Cui’s knowledge of the U.S. capital markets and of the healthcare industry in which the Company operates provides invaluable guidance and perspective to the Board

Division of Corporation Finance
July 2, 2010

3.

In a risk factor on page 24, you disclose that allegations have surfaced on certain financial websites of fraud and criminal activity involving smuggling and related activities allegedly engaged in prior to 2005 by the chief executive officer of Shandong Taibang and by a relative of one of your directors. Please confirm that none of the events listed in Item 401(f) of Regulation S-K have occurred in the past ten years concerning any of your directors or executive officers. Alternatively, please revise your disclosure to describe any of the events listed in Item 401(f) of Regulation S-K that occurred during the past ten years and that are material to an evaluation of the ability or integrity of any director or executive officer.

Response: On January 26, 2010, certain allegations of fraud and criminal activity engaged in by Mr. Tung Lam, CEO of the Company's primary operating subsidiary, Shandong Taibang, and husband to the Company’s Chairwoman, Ms. Siu Ling Chan, and by Mr. Lin Ze Qing, the husband of the Company's director, Ms. Li Lin Ling, were made in an article that appeared on several online financial websites. After consultation with legal counsel and the members of the audit committee, on January 27, 2010, the Board of Directors established a special independent subcommittee comprised of the Company’s independent directors, Mr. Sean Shao and Dr. Tong Jun Lin, and later augmented by Dr. Xiangmin Cui (the “Subcommittee”), to investigate the allegations and report back to the Board of Directors.

On March 1, 2010, the Subcommittee engaged O'Melveny & Myers LLP, an international law firm, to advise the Subcommittee and to assist in the investigation of the allegations. As of the date of this response, the investigation is still ongoing. As a result, the Company is not yet able to confirm or deny any of the allegations or determine whether, if such allegations are proven to be true, disclosure under Item 401(f) would be required with respect to Mr. Lam, an employee of the Company’s subsidiary and the spouse of a Director, and/or Mr. Lin, the spouse of a Director.

Item 11. Executive Compensation

Summary Compensation Table, page 55

4.

It does not appear that you have revised the amounts disclosed in your Option Awards column to disclose the aggregate grant date fair value of your option awards computed in accordance with FASB ASC Topic 718. Please confirm that in your 2011 proxy statement you will disclose the aggregate grant date fair value of any option awards computed in accordance with FASB ASC Topic 718. See Item 402(n)(2)(vi) of Regulation S-K.

Response: We hereby confirm that in our 2011 proxy statement we will disclose the aggregate grant date fair value of any option awards computed in accordance with FASB ASC Topic 718.

Item 14. Principal Accounting Fees and Services, page 60

5.

You disclose that you paid $48,000 in “all other fees” to Frazer Frost, LLP during 2009. This amount represents approximately 10% of the total fees paid to this firm in 2009. Please revise your disclosure to indicate the nature of the services performed by Frazer Frost for these fees.

Division of Corporation Finance
July 2, 2010

In addition, please demonstrate to us why you believe these services are not precluded under Rule 2-01(c)(4) of Regulation S-X.

Response: The $48,000 in “all other fees” paid to Frazer Frost, LLP (“Frazer Frost”) during 2009 were related to the review of the Company’s effective registration statement on Form S-1 (File#: 333-160774), and services in connection with their interim testing of internal control procedures pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act. All these services were approved in advance by the Company’s Audit Committee to ensure that such services would not impair the auditor’s independence. We will revise our disclosure to include the nature of the services in the “all other fees” section.

We do not believe that the foregoing services are precluded under Rule 2-01(c)(4) of Regulation S-X because the nature of these services is not considered as bookkeeping, system information design or implementation, appraisal or valuation, actuarial, internal audit outsourcing, human resources, broker-dealer or investment advisory, legal or expert services.

Item 15. Exhibits, Financial Statement Schedules, page 63,

6.

Please revise your exhibit index to incorporate by reference the English Translation of the Equity Transfer and Entrustment Agreement, dated April 6, 2009, among Logic Express, Shandong Taibang Biological Products Co., Ltd. and the Shandong Institute of Biological Products that is filed as Exhibit 10.6 to your Form 8-K on April 13, 2009.

Response: We will revise the exhibit index in the Amendment to incorporate by reference, the English Translation of the Equity Transfer and Entrustment Agreement, dated April 6, 2009, among Logic Express, Shandong Taibang Biological Products Co., Ltd. and the Shandong Institute of Biological Products that is filed as Exhibit 10.6 to our Current Report on Form 8-K filed on April 13, 2009.

Part IV Item 15. Exhibits, Financial Statement Schedules

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

7.

Your auditors are located in California; however it appears that the majority of your assets, liabilities, revenues and expenses relate to operations located in China. Please have your auditors tell us how the audit of the operations in China was conducted. The response should include a discussion of the following:

•

Whether another auditor was involved in the audit of the operations in China. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards;

	•	Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor in China.

Response: Frazer Frost has been performing audits of U.S. listed public companies with operations in China for more than a decade. Frazer Frost sends an engagement team from the United States consisting of one engagement partner, one engagement manager and seven staff members to the Company’s offices in China to conduct the audits of the Company. All Frazer Frost team members who visit the Company are fluent in both Chinese and English. Frazer Frost has not used any personnel from third party firms on its audits of the Company.

Division of Corporation Finance
July 2, 2010

Consolidated Statements of Income and Comprehensive Income, page F-3

8.	Please revise your financial statement presentation to;

	•	Present consolidated comprehensive income that includes the comprehensive income attributable to noncontrolling interests as required by ASC 810-10-65-1b3.

	•	Separately disclose the amounts of comprehensive income attributable to both noncontrolling interests and the parent as required by ASC 810-10-50-lAa2.

	•	Rename the line item entitled “net income before noncontrolling interest” to “net income” to present a definitive net income amount pursuant to ASC 810-10-65-1b2.

Response: We will revise our financial statement presentation in the Amendment, to separate and disclose comprehensive income attributable to noncontrolling interests and controlling interests, as required by ASC 810-10-65-1b3 and ASC 810-10-50-1Aa2. We will also revise the heading “net income before noncontrolling interest” to “net income” to present a definitive net income amount pursuant to ASC 810-10-65-1b2.

Note 11 – Convertible notes, page F-28

9.

Please revise your disclosure to clearly indicate why you bifurcated the embedded conversion derivative from your host convertible notes. In addition, please separately reference for us the authoritative literature you relied upon to support your accounting.

Response: We will revise Note 11 on page F-28 to add the following paragraph immediately before the paragraph that discusses the allocation of the proceeds to the Warrants and embedded derivative instruments:

"Because the Notes and Warrants are denominated in U.S. Dollars but the Company's functional currency is the Chinese Renminbi, in accordance with ASC 815-40-15-7I, the Warrants and the conversion option embedded in the Notes are not indexed only to the Company's common stock and therefore they do not meet the requirements of ASC 815-10-15-74. As a result, the embedded conversion option and the Warrants are accounted for as derivative instrument liabilities, at fair value."

10.

Please revise your disclosure to specifically indicate the effective interest rate associated with your convertible notes as required by ASC 835-30-45-2. In addition, considering the deep discount on these notes and that the effective interest method allocates the vast majority of interest into later periods, please revise your disclosure here or in MD&A to disclose the anticipated annual interest amortization over the remaining life of the notes.

Response: We will add the following paragraph at the end of Note 11 in the Amendment:

Division of Corporation Finance
July 2, 2010

“Interest is being recognized on the carrying value of the Notes at an effective annual interest rate of approximately 365%. Interest expense is expected to be approximately $2,412,000 and $6,516,000 for the years ended December 31, 2010 and 2011, respectively.”

* * *

Division of Corporation Finance
July 2, 2010

          If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (+86) 538-620-2306 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our U.S. securities counsel at (202) 663-8158.

Very truly yours,

CHINA BIOLOGIC PRODUCTS, INC.

By: /s/ Chao Ming Zhao
Name: Chao Ming Zhao
Title: Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq. Dawn M. Bernd-Schulz, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, N.W.
Washington, D.C. 20037-1122